

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Ryan Davies
Chief Executive Officer
CancerVax, Inc.
351 Paseo Nuevo, Floor 2
Santa Barbara, CA 93101

> **Re: CancerVax, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 14, 2024**
> **File No. 024-12369**

Dear Ryan Davies:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Summary, page 3

1. We note your disclsoure on page 4 indicating that Bountify Capital LLC can waive the beneficial ownership limitation. Please tell us which provision Series B Securities Purchase Agreement allow Bountiful Capital to waive this limitation. Please revise your risk factor titled "Series B Preferred Stock issued to an investor with certain preferential rights..." on page 28 to conform to the limitation provision provided in the Certificate of Designation or provide further explanation as to why you believe it is currently correct.

Plan of Distribution
Forum Selection Provision, page 34

2. We note your response to comment 7 and re-issue. We note your disclosure that the subscription agreement that investors will execute in connection with the offering includes

a forum selection provision that requires any claims against your company based on the agreement to be brought in a state or federal court in Nevada. However, we note that Section 6 of the Common Stock Subscription Agreement specifies that while the Subscription Agreement shall be governed and construed in accordance with the laws of the Nevada, that the subscriber and you consent to the jurisdiction of any state or federal court within California. Please update your disclosure accordingly or otherwise advise.

Use of Proceeds to Issuer, page 35

3.   We note your response to comment 8 and re-issue in part. Please state whether or not offering proceeds will be used to compensate or otherwise make payments to your directors. Refer to Item 6, Instruction 2 of Form 1-A (Part II).

4.   We note your response to comment 9 and re-issue. Please provide more granularity regarding the use of proceeds for the research and development at UCLA, namely, identifying the specific product candidate(s) relating to this allocation. In addition, if you will focus on one or two candidates at the expense of other(s) in the event that fewer securities are sold than are qualified, please identify the candidate(s) you intend to prioritize. Refer to Item 6, Instruction 3 of Form 1-A (Part II).

Research Agreements, page 50

5.   We note your response to comment 12 and re-issue in part. Please disclose whether the $574,501 in relation to UCLA Case No. 2021-146 has been paid. In addition, please clarify, if true, that "discovers" refers to "discoveries" in relation to the disclosure on page 50 that "each party will have sole ownership of all rights to patentable developments or discovers first conceived and actually reduced to practice in the performance of the research under the Research Agreement."

Part III
Index to Exhibits, page 65

6.   Please ensure that the Exhibits have accurate titles. In this regard, we note that the titles of Exhibits 10.5, 10.6 and 3.6 do not appear to correspond with the information in the Exhibits.

7.   Please file the Series B Securities Purchase Agreement. We note that you have indicated that it is filed as exhibit 3.6. However, Exhibit 3.6 is the Certificate of Designation of Series B Preferred Stock.

8.   If you have entered into a new employment agreement with Mr. Elton relating to his new position as CEO, please file this employment agreement as an exhibit to your offering statement.

        Please contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Callie Jones